Exhibit 12.1

DELPHI AUTOMOTIVE PLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Successor				Predecessor
	For the nine months ended September 30, 2012	Year ended December 31,		Period from August 19 to December 31, 2009	Period from January 1 to October 6, 2009	Year ended December 31,
		2011	2010			2008	2007
	(dollars in millions)				(dollars in millions)
Income (loss) before income taxes and equity income	$1,214	$1,506	$944	$(35)	$9,116	$3,297	$(2,437)
Cash dividends received from non-consolidated affiliates and other	47	(36)	(7)	(1)	2	2	29
Portion of rentals deemed to be interest	24	31	32	11	25	44	38
Interest and related charges on debt	101	139	38	8	1	489	772

Earnings available for fixed charges	$1,386	$1,640	$1,007	$(17)	$9,144	$3,832	$(1,598)

Fixed Charges:
Portion of rentals deemed to be interest	$24	$31	$32	$11	$25	$44	$38
Interest and related charges on debt	101	139	38	8	1	489	772

Total fixed charges	$125	$170	$70	$19	$26	$533	$810

Ratio of earnings to fixed charges	11.1	9.6	14.4	N/A	351.7	7.2	N/A
Fixed charges exceeding earnings	N/A	N/A	N/A	36	N/A	N/A	2,408